

August 10, 2011

Peter B. Orthwein
President and Chief Executive Officer
Thor Industries, Inc.
419 W. Pike Street
Jackson Center, OH 45334

> **Re: Thor Industries, Inc.**
> **Form 10-Q: For the Quarterly Period Ended April 30, 2010**
> **Filed July 1, 2010**
> **File No. 001-09235**
> **Form 10-K: For the Fiscal Year Ended July 31, 2010**
> **Filed September 29, 2010**
> **File No. 001-09235**

Dear Mr. Orthwein:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

Lyn Shenk
Branch Chief